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SEC Mail Processing
MAR 01 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01983

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: E.E. Powell & Company Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Northpointe Circle Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrea Vadas Evancho	724-776-7600	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly
(Name – if individual, state last, first, and middle name)

20 Stanwix Street Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E.E. Powell & Company Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Treasurer / Chief Compliance Officer

[signature]
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kelly L. Daye, Notary Public
Butler County
My commission expires July 24, 2022
Commission number 1006274
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2021

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholders of E.E. Powell & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 1992.
New York, New York
February 25, 2022

Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 90,621
Deposit with Clearing Organization	100,000
Receivable from Clearing Organization	182,901
Prepaid Expenses and Other Assets	20,509
Right-of-Use Asset	144,161
Furniture and Equipment, Net of Accumulated Depreciation of $50,203	11,923
Total Assets	$ 550,115

Liabilities and Stockholders' Equity

Liabilities	
Accrued Payroll and Related Liabilities	$ 53,852
Lease Liability	142,381
Total Liabilities	196,233
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding	321,913
Paid in Capital	31,969
Total Stockholders' Equity	353,882
Total Liabilities and Stockholders' Equity	$ 550,115

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2021

Revenues	
Commissions and Fees	$ 961,619
Net Trading Gains	171,351
Mutual Funds – Direct Sales	193,759
Interest and Dividends	238
Total Revenues	1,326,967
Expenses	
Employee Compensation and Benefits	1,033,504
Other Operating	136,360
Occupancy	71,942
Commissions and Clearance Fees	59,347
Communications and Data Processing	13,968
Quotation Services	11,652
Interest	194
Total Expenses	1,326,967
Net Income	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2021

	Common Stock	Paid In Capital	Total
Balance, Beginning of Year	$ 321,913	$ 31,969	$ 353,882
Net Income	-	-	-
Balance, End of Year	$ 321,913	$ 31,969	$ 353,882

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows From Operating Activities		
Net Income	$	-
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		3,103
Changes in assets and liabilities:		
Receivable from Clearing Organization		73,532
Prepaid Expenses and Other Assets		(3,566)
Accrued Payroll and Related Liabilities		(44,653)
Right-of-Use Asset		(106,184)
Lease Liability		104,404
Net Cash Provided by Operating Activities		26,636
Cash Flows Used In Investing Activities		
Purchase of Furniture and Equipment		(1,084)
Increase in Cash		25,552
Cash, Beginning of Year		65,069
Cash, End of Year	$	90,621
Supplemental Disclosure Of Cash Flow Information		
Interest Paid	$	194

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2021.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of investment to be cash equivalents.

Revenue Recognition

Substantially all revenue is generated through commissions earned for executing trades for clients. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. Trading gains and mutual funds direct sales are recognized when the underlying securities are sold to the customers while the management fees are billed in advance by the Company at the beginning of each quarter in accordance with the signed agreement with the customers. Interest and dividends are recorded on the accrual basis.

Disaggregated Revenue

Revenue Stream	Income Statement Classification	Total Revenue
Commissions	Commissions and sales credits	$ 654,470
Management Fees	Fees	307,149
Trading gains	Net trading gains	171,351
Mutual funds – direct sales	Mutual funds – direct sales	193,759
Interest and dividends	Interest and dividends	238
Total revenue		$ 1,326,967

Receivable from Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments- Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the report based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For the year ended December 31, 2021, there was no expected credit losses recorded.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the assets or lease term, if shorter, generally ranging from three to seven years. Depreciation expense was $3,103 for the year ended December 31, 2021.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2021.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company's Federal and Pennsylvania State tax returns, constituting the returns of the major

taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. The federal tax returns for the years ended December 31, 2018, 2019 and 2020 remain subject to examination by the IRS. The tax returns for the years ended December 31, 2018, 2019 and 2020 for Pennsylvania also remain subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2021.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2021 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued.

2. Income Taxes

The Company files a federal income tax return, and a state corporate income tax return is filed in Pennsylvania. There are currently no pending U.S. federal or state income tax examinations.

Federal and state income taxes are calculated on pre-tax earnings adjusted for non-deductible expenses and book versus tax depreciation and other differences.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Differences are primarily attributable to depreciation and amortization of assets along with net operating losses. The Company uses accounting methods that recognize tax depreciation sooner than it is recognized for financial statement reporting. As a result, the net value of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. This liability has been offset by a deferred tax asset consisting of net operating loss carryforwards. As of December 31, 2021, the Company had approximately $31,000 in net federal deferred tax assets and $16,000 in net state deferred tax assets. Management has recorded a valuation allowance of approximately $47,000 to offset this potential tax benefit.

Net operating loss carryforwards can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. As of December 31, 2021, the Company has federal and state income tax net operating loss (NOL) carryforwards of approximately $176,000.

3. Line of Credit

The Company has a line of credit with a bank available for borrowings up to $100,000 at the prime rate plus 0.5% (3.75% at December 31, 2021). The line of credit has a maturity date of March 9, 2030, and is secured by all assets of the Company. No amounts were outstanding on the line of credit at December 31, 2021.

4. Operating Lease

The Company has an operating lease for office space that expires in July 2024. As of December 31, 2021, the Company's operating lease ROU asset and lease liability were $144,161 and $142,381, respectively. Rent expense was $71,943 for the year ended December 31, 2021. The weighted average remaining lease term is 2.6 years, and the weighted average discount rate is 8.25%. The table below summarizes the maturity of the remaining lease liability as of December 31, 2021:

Year Ending December 31:		
2022	$	60,910
2023		62,128
2024		34,255
Total	$	157,293
Less present value discount		(14,912)
Present value of lease liability	$	142,381

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $321,450 at December 31, 2021, which was $71,450 in excess of its required net capital of $250,000. The Company's net capital ratio was .17 to 1 at December 31, 2021.

6. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the

customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Retirement Plan

The Company sponsors a Simple IRA plan for all eligible employees. Company contributions were $28,953 for the year ended December 31, 2021.

8. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements".

9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2021; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditor